

March 1, 2013

Via E-mail
Dwight L. Merriman III
Chief Executive Officer
Industrial Property REIT, Inc.
518 Seventeenth Street, 17th Floor
Denver, CO 80202

> **Re:** **Industrial Property REIT, Inc. (f/k/a Logistics Income Trust, Inc.)**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed February 1, 2013**
> **File No. 333-184126**

Dear Mr. Merriman:

We have reviewed Amendment No. 1 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 of our letter dated October 25, 2012. Please affirmatively confirm that you have not authorized anyone to provide written materials on your behalf.

2. We note your response to comments 4 and 5 of our letter dated October 25, 2012, and your reliance on the relief granted in prior no-action letters. We note that you are responsible for analyzing the applicability of the tender offer rules and Regulation M to your share repurchase program. We are not taking a position on the conclusions described in your response and urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted.

3. Please provide updated financial statements and financial information in accordance with Rule 301(a) of Regulation S-X.

Cover Page

4. Please revise your cover page and summary risk factors to clarify that there is no requirement for you to ever provide liquidity.

Prospectus Summary, page 1

Compensation to the Advisor and its Affiliates, page 4

5. We note your response to comment 9 of our letter dated October 25, 2012. We reissue our comment in part. We note that you intend to reimburse your advisor for personnel costs, unless those costs relate to acquisitions fees or real estate commissions. We also note that while your executive officers work directly for your advisor, they are providing services to you. Please specifically disclose whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers for services provided to you, whether these services are paid for by your advisor or from another source. In addition, in future filings that require Item 402 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor, break out the amounts paid pursuant to the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

6. We note your response to comment 10 of our letter dated October 25, 2012. As it relates to fees, like the dealer manager fee, that have initial and ongoing components, please disclose the estimated amount to be incurred in the initial year in addition to the amount which you have disclosed on a maximum aggregate basis.

Investment Strategy, Objectives and Policies, page 67

7. We note your response to comment 14 of our letter dated October 25, 2012. Please revise your disclosure to clarify you could invest in any of the asset classes, including those that present greater risk and revise the risk factors accordingly.

Appendix A: Prior Performance Tables, page A-1

8. We note your response to comment 21 of our letter dated October 25, 2012 that you believe investors would benefit by having more detailed information regarding certain private programs with investment objectives similar to those of the company. Please confirm whether the sponsor or its affiliates have sponsored any other private programs in the last ten years with investment objectives similar to those of the company. We note your related disclosure at the top of page 120. We may have further comments.

Table I

9.   We note your response to comment 24 of our letter dated October 25, 2012. Please note that the cash down payment should be based on the proceeds. The debt financing should be disclosed in the percent leverage category. Please revise the table accordingly.

Exhibits

10.   We note your response to comment 27 of our letter dated October 25, 2012. We will continue to monitor for your response to this comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron at (202)551-3439 or Robert Telewicz at (202)551-3438 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief